

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2020

James Bedal
Chief Executive Officer
Bare Metal Standard Inc.
3604 S. Banner Street
Boise, ID 83709

> **Re: Bare Metal Standard Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 30, 2020**
> **File No. 000-55795**

Dear Mr. Bedal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. The agreement to sell substantially all of the assets of the Company has been entered into with Code 96 LLC, an affiliate of James Bedal, your chief executive officer. Please provide us with a legal analysis discussing whether or not the sale of assets constitutes a Rule 13e-3 transaction. See Rule 13e-3(a)(1) for the definition of "affiliate" and Rule 13e-3(a)(3) for the definition of "Rule 13e-3 transaction."

2. Please provide the financial statement information required by Item 14(c) of Schedule 14A. We refer to Bare Metal Standard Inc.'s audited financial statements for each of the two most recent fiscal years plus unaudited interim periods, including the period ended April 30, 2020.

3. The preliminary proxy statement was filed using the EDGAR tag "PRE 14A" rather than the required tag "PREM14A," which tag indicates that the materials relate to a merger,

acquisition, or disposition. Please file the revised preliminary proxy statement with the PREM14A EDGAR tag and ensure that any subsequent proxy statement filings are properly designated. Filers must prepare electronic filings in the manner prescribed by the EDGAR Filer Manual. See Rule 301 of Regulation S-T.

4.   You indicate that the proxy statement, proxy card and notice of Special Shareholders Meeting will be being provided to stockholders "via our DEF14 filing (SEC Website) or via regular mail." The correct EDGAR header tag will be DEFM14A. Subsequently, you state that "[p]roxy solicitations will be made by mail." Please advise us as to whether you intend to mail the definitive proxy statement and other enumerated materials to each of your stockholders, or if you intend to disseminate such materials to your stockholders in an alternative manner. See Rule 14a-3(a).

Cover Page

5.   The cover page of the preliminary proxy statement indicates that no filing fee is required in connection with this transaction. Please revise this to indicate the appropriate filing fee amount required in connection with this transaction. See Exchange Act Rules 14a-6(i) and 0-11(c)(1) and sections 4.5-4.6 of the EDGAR Filer Manual (Volume II), available at https://www.sec.gov/info/edgar/specifications/edgarfm-vol2-v53.pdf, to determine how the filing fee amount should be calculated.

Appraisal Rights

6.   Please provide the disclosures required by Item 1015(b) of Regulation M-A with respect to the appraisal.

Sale of Stock

7.   You indicate that Mr. Bedal will sell 28,500,000 of his shares of common stock to American-Swiss Capital, Inc. and ultimately all 30,200,000 of his shares of common stock after the sale of your operating assets. In your beneficial ownership table in your Form 10-K filed on January 22, 2020 (which reflects beneficial ownership information as of October 31, 2019), you disclose that Mr. Bedal held 10 million shares of common stock and the Taylor brothers each held 10 million shares of common stock for majority control. Please clarify how Mr. Bedal acquired these additional shares of stock and provide an updated beneficial ownership table that reflects the beneficial ownership of the Company's shares of common stock as of the most recent practicable date, as required by Item 403(a) of Regulation S-K. See Item 6(d) of Schedule 14A. Further, please clarify the business plans of your public company entity after the divestiture of your operating business, the composition of management and your beneficial ownership after these transactions, and clarify whether American-Swiss Capital, Inc. is affiliated with the Taylors or Mr. Bedal.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Edwin Kim, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Shaff, Esq.